

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2012

<u>VIA E-Mail</u>
Mr. George J. Alburger, Jr.
Executive Vice President and Chief Financial Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

      Re: **Liberty Property Trust**
                Form 10-K for the year ended December 31, 2011
                Filed on February 24, 2012
                File No. 001-13130

                Liberty Property Limited Partnership
                Form 10-K for the year ended December 31, 2011
                Filed on February 24, 2012
                File No. 001-13132

Dear Mr. George J. Alburger, Jr.:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Cicely LaMothe

                Cicely LaMothe
                Senior Assistant Chief Accountant